DIAMANTE BLOCKCHAIN

A Revolutionary Fintech Ecosystem

www.paycircle.io www.diamanteblockchain.com www.diamcircle.io

MISSION

To create a dedicated ecosystem for **payment**s and **financing** by establishing concrete **trust** and ensuring **security** in trade and transactions by leveraging **blockchain** infrastructure

DISCLAIMER

Forward-Looking Statements. This presentation may contain “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements include those containing such words as "anticipate", "estimates", "forecasts", "should", "could", "may", "intends", "will", "expects", "plans" or similar expressions. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties, assumptions and other important factors, many of which are beyond the control of Diamante Blockchain LLC (the “Company”). There is significant risk that actual results will vary from those projections, values, analysis or information and that such variation may be material. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a range of variables and changes in underlying assumptions that could cause actual results or trends to differ materially. Accordingly, nothing contained in this presentation should be deemed to be a prediction or projection of future performance of the Company. The Company disclaims any intention or obligation to update or revise any forward-looking statements or any other information contained in this presentation, except as may be required by applicable securities laws.

FINANCIAL CHALLENGES FACED BY GLOBAL TRADE

EXPENSIVE

It is expensive to send and receive international payments, i.e., higher transactions fees and forex conversion rates

TIME CONSUMING

Cross border transaction takes up to 3 days for settling fund transfer to the counterparty

LACKS TRANSPARENCY

Transaction status is not traceable by either sender or receiver

HIGH OPERATIONAL COSTS

Traditional system still follows manual paperwork, which is tedious and increases the cost of operation

SOLUTION

DIAMANTE NET

A decentralized blockchain network built with DLT to facilitate and conduct transactions in real-time basis

PAY CIRCLE

A payments network designed for instant transfer of payments at a fraction of the charge currently levied by banks

CREDIT CIRCLE

A DeFi application intended to enable users to acquire credit at lower interest rates compared to banks

DIAMANTE CONSORTIUM

The ecosystem created by Diamante Blockchain is the first ever **consortium of gem & jewelry supply chain participants** in which members will have access to:

- Diamante Net
- PayCircle
- CreditCircle
- DiamCircle

Who is expected to use Diamante Consortium?


MINING ROUGH DIAMONDS
MANUFACTURE & SALE OF JEWELRY
SORTING, CUTTING & POLISHING
INSPECTION & CERTIFICATION


JEWELLER
BROKER
ARTIST
TECHNICIAN
LOGISTICS
REFINER
INSURER
FINANCE
PROMOTER
CERTIFIER
MINER
VAULT

MARKET OPPORTUNITY

$82 Billion

DIAMOND INDUSTRY

$180 Billion

GEM & JEWELRY INDUSTRY

$2 Trillion

GLOBAL REMITTANCE MARKET

We have identified the diamond industry as the ripest for disruption, considering the team's significant experience and knowledge with the industry

DIAMANTE NET

INSTANT

Real time
Settlements
within 2-4 sec

SCALEABLE

Capable of 75,000 TPS and
100+ million
Daily Transactions

OPEN SOURCE

Open source and
interoperable
blockchain protocol

At 75,000 transactions per second, the network scalability exceeded the throughput of current payment networks such as Visa, in a test environment, with the implementation of SegWit

PAYCIRCLE – A DeFi Payment Application

CUSTODY

Users can custody multi-currency Fiat and Digital assets

SEND & RECEIVE

Instantly send and receive Fiat and Digital Assets across the globe 24 x 7 and 365 days a year

COST EFFECTIVE

NO hidden fees with lowest transaction fees in the industry

FDIC FEDERAL DEPOSIT INSURANCE CORPORATION Insured USD Custody Powered by Prime Trust

KEY FEATURES OF PAYCIRCLE

SECURE

PayCircle enables transactions that are digitally encrypted

GLOBAL WALLET

Start accepting payments in multiple currencies from across the world

TRACEABLE

Advanced visibility of the transactions while guaranteeing near zero payment failure

Buy digital assets at best price

DIAM - COIN

Recognized by finma

DIAM will be used as an access coin granting users access to the ecosystem and platform of products and services

MEDIUM OF ACCESS

Catering to anti-spam mechanism of the network every transactions will have a certain amount of DIAM consumption

MEDIUM OF TRANSACTION

User fee will have DIAM equivalent to the fee amount burnt catering to a discounted transaction fees on the application

REWARDS

TRACTION

PROOF OF CONCEPT

Successfully conducted the POC with the participation of 10+ corporates and a leading bank from India

DIAMANTE CONSORTIUM

Have Signed up 400+ companies in multiple geographies ready to use apps within Diamante ecosystem

Veediam NV legacy of trust · kiran · VENUS EXPORTS · HVK · Honey Star Inc · HIRACO

TESTIMONIALS

DCB BANK

"Distributed Ledger Technology holds the potential to dramatically reduce the need for reconciliation in a shared ledger environment. At DCB bank, we always lookout for new emerging technologies to enhance our service and customer experience. I am pleased to join PayCircle and other participating corporates exploring how Defi could streamline the cross-border payment process.''

- Prasanna Lohar, Head of Innovation at DCB Bank.

LD
Laxmi Diamond
Since 1972

''Delighted to be a part of an exciting payments concept - PayCircle. Looking forward to using the services of Diamante once they go live. As a company, we conduct 20+ transactions daily, with the lean fee structure and smooth operations of PayCircle we would be saving our payment expenses and operational cost related to it.''

- John M, Head of Accounts at Laxmi Diamond.

Bentley & Remington Private Limited

"Bentley and Remington was delighted to participate in PayCircle proof of concept transaction. We welcome the opportunity to work with PayCircle on its Defi Payment application to see how emerging technologies can help address today's global remittance market challenges. We would be the first customer on PayCircle."

- Arihant Ranka, Director - Bentley and Remington Pvt. Ltd.

COMPETITIVE LANDSCAPE

FEATURES	PayCircle	TransferWise	Payoneer	Banks	Paypal	Insta Global Pay
Real Time Settlement	Yes	No	No	No	No	Yes
Custody as a Service	Yes	No	No	Yes	No	No
FDIC Insured	Yes	No	No	Yes	No	No
Transaction Traceability	Yes	No	No	No	No	No
Digital Asset Transfer Transaction	Yes	No	No	No	No	No
Fiat Wallet Services	Yes	Yes	Yes	No	Yes	Yes
Digital Asset Wallet Services	Yes	No	No	No	No	Yes
Blockchain Infrastructure	Yes	No	No	No	No	No

Disclaimer: Illustrative High Level Comparison

PAYCIRCLE PROJECTED USER GROWTH


Projected User Growth
3000000
2000000
1000000
0
USERS
2,969,731
933,711
284,972
78,264
12,400
2021
2022
2023
2024
2025
YEAR
USERS

Disclaimer: Diamante acknowledges that any financial projections that may have been or are hereafter delivered reflect a number of estimates and highly subjective assumptions and judgments concerning anticipated results of operations. These assumptions and judgments may or may not prove to be correct and there can be no assurance that any projected results are attainable or will be realized.

PAYCIRCLE PROJECTED EBITDA



Projected EBITDA
EBITDA
60000000
40000000
20000000
0
-20000000
-$1,521,640
-$554,154
$3,400,964
$16,333,504
2021
2022
2023
2024
2025
YEAR
EBITDA

Disclaimer: Diamante acknowledges that any financial projections that may have been or are hereafter delivered reflect a number of estimates and highly subjective assumptions and judgments concerning anticipated results of operations. These assumptions and judgments may or may not prove to be correct and there can be no assurance that any projected results are attainable or will be realized.

ROADMAP

Q1 2018
Diamante Blockchain envisioned and execution plan designed

Q2 2018
Technical requirements validated, system architecture designed and development initiated

Q3 2018
Strategic partnerships, consortium formation, and compliance frameworks established

Q4 2018
Consortium open to industry participants and system architecture designed for the corporate payments solution

Q1 2019
Corporate payments technical developments initiated and white paper drafted and reviewed by leading blockchain experts and universities

Q2 2019
Ecosystem compliance and revenue model mapped, consortium members begin to sign-on to the platform

Q3 2019
Financial projections, business plan, strategy and company valuation completed

Q4 2019
Strategic partnerships with banking experts established, planning and coordination for corporate payments Proof of Concept (POC) pilot commences

Q1 2020
Corporate payments POC initiated in a testing phase, first round of funding completed with $780,000.

Q3 2020
Received No-action letter from FINMA recognizing DIAM as a utility token, Corporate Payments POC pilot initiated

Q4 2020
PayCircle POC launched and initiated the development of DiamCircle

Q1 2021
PayCircle to go live in production phase, initiation of DIAM allocation and distribution

Disclaimer: Roadmap based on Diamante management estimates. There is no guarantee that PayCircle will go live in Q1 2021 or that the DIAM tokens will be allocated and distributed in Q1 2021.

USE OF FUNDS

- Funds raised will be allocated to:
  - Product development and maintenance
  - Admin and operations
  - Marketing and business development
  - Creating liquidity for DIAMs
  - Accounting, compliance and legal

Allocation of Funds



2%
Contingency
Accounting, Compliance & Legal
10%
10%
DIAM Liquidity
Marketing & Business Development
18%
25%
Admin & Operations
35%
Product Development & Maintenance

Disclaimer: Projected allocation of funds is based on management's best estimates. Actual allocation of funds may differ based on Diamante's ongoing business requirements.

TEAM & ADVISORS



Dinesh Patel
Chief Executive Officer



Chirag Jetani
Chief Operating Officer



Raj Chowdhury
Chief Technical Officer



Samuel Proctor
Chief Regulatory Advisor



Stephen Browne
Blockchain & Growth Advisor



Erik Jens
Chief Business Development Advisor



Lalit Choudhary
Chief Marketing Officer



Prasanna Lohar
Chief Innovation Advisor



Arijit Biswas
Head of Product Development

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@diamanteblockchain

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@diamante_block

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CONTACT US

usa@diamanteblockchain.com

www.diamanteblockchain.com

www.paycircle.io

www.diamcircle.io

15621 W 87th St Pkwy
Suite#146 Lenexa KS 66219
USA

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